EXHIBIT(a)(1)(I)

[FORM OF ELECTRONIC CONFIRMATION OF PARTICIPATION IN THE OFFER TO EXCHANGE]

To: [option holder]

Confirmation of Participation in Exchange Offer

This message confirms that on                         , 2003, Extreme Networks accepted for cancellation the Eligible Option(s) and Required Option(s) which you tendered for exchange under your Online Election Form. These option(s) will be canceled on April 22, 2003.

Extreme Networks will grant you a new option to purchase three shares for every five shares subject to your canceled options, with the terms and conditions described in the Offer to Exchange, on or promptly after October 23, 2003, subject to your continued employment with Extreme Networks and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Megan Buckley, by email at exchange@extremenetworks.com or by telephone at (408) 579-2665.

Thank you